SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549



                               FORM 11-K

    (Mark One)

       [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


               For the Plan year ended December 30, 1993


                                  OR


       [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934


 For the Transition Period from _________________ to _________________


                     Commission file number 1-3523



                            A. Full title of the Plan:

                               WESTERN RESOURCES, INC.
                               EMPLOYEES' 401(K) SAVINGS PLAN

                            B. Name of issuer of the securities held
                               pursuant to the plan and the address
                               of its principal executive office:

                               WESTERN RESOURCES, INC.
                               818 Kansas Avenue
                               Topeka, Kansas  66612

                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN


         FINANCIAL STATEMENTS AS OF DECEMBER 30, 1993 AND 1992

        TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

               Report of Independent Public Accountants

To the Investment and Benefits Committee of the Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the WESTERN RESOURCES, INC. EMPLOYEES' 401(K) SAVINGS PLAN, formerly The Kansas Power and Light Company Employees' Savings Plan, as of December 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended and the schedules referred to below. These financial statements and the schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of loans or fixed income obligations as of December 30, 1993, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed further in Note 1, effective October 31, 1993, The Kansas Power and Light Company Union Employees' Savings Plan and The Gas Service Company Union Employee's Savings Plan were merged into the Plan.



Kansas City, Missouri,                                 Arthur Andersen & Co.
  April 15, 1994

                                                       EIN:  48-0290150
                                                       PIN:  004



                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                DECEMBER 30, 1993 AND DECEMBER 30, 1992


                                          1993                  1992
ASSETS

INVESTMENTS:
  GIC Fund                            $ 63,120,437           $26,034,525
  Windsor Fund                          42,674,607            17,447,374
  Money Market Fund                      5,809,542             2,788,081
  Common Stock Fund                     36,638,798            12,949,960
  Loan Fund                              8,455,265             2,801,413

    Total Investments                  156,698,649            62,021,353

INTEREST AND DIVIDENDS RECEIVABLE          885,496               369,816

CONTRIBUTIONS RECEIVABLE:
  Participant                              159,784               157,077
  Employer                                  50,229                58,740
    Total Assets                       157,794,158            62,606,986

LIABILITIES

FORFEITURES                                  1,590                     6
ACCOUNTS PAYABLE                            38,500                32,736

  Total Liabilities                         40,090                32,742

NET ASSETS AVAILABLE FOR BENEFITS     $157,754,068           $62,574,244


            The accompanying notes to financial statements
               are an integral part of these statements.

                                                       EIN:  48-0290150
                                                       PIN:  004



                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

      FOR THE YEAR ENDED DECEMBER 30, 1993 AND DECEMBER 30, 1992


                                                1993            1992
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year              $ 62,574,244     $55,070,475

INVESTMENT INCOME:
  Interest                                    2,740,225       2,202,892
  Dividends                                   4,418,256       1,848,959
  Net Appreciation in Fair Value of
    Investments                                 551,021       2,645,387

      Total Investment Income                 7,709,502       6,697,238

CONTRIBUTIONS:
  Participant                                 5,326,195       3,870,105
  Employer                                    1,880,137       1,408,221

      Total Contributions                     7,206,332       5,278,326

FORFEITURES                                     (12,730)         (6,213)
OTHER                                            (3,881)         (1,840)
BENEFITS PAID                                (2,107,208)     (6,095,119)
TRANSFERS FROM OTHER PLANS                   82,387,809       1,631,377

NET INCREASE                                 95,179,824       7,503,769

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                    $157,754,068     $62,574,244


            The accompanying notes to financial statements
               are an integral part of these statements.

                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 30, 1993 AND 1992


(1) PLAN DESCRIPTION:

The following brief description of the Western Resources, Inc. Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     (a) General-- The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular savings plan. The Plan was established January 1, 1985, for employees of The Kansas Power and Light Company (KPL) and its wholly-owned subsidiaries, with the exception of the Kansas Gas and Electric Company (KG&E) and its employees on March 31, 1992, who were not covered by a collective bargaining agreement. Effective May 8, 1992, KPL changed its legal name to Western Resources, Inc. (the Company). Effective October 31, 1993, The Kansas Power and Light Company Union Employees' Savings Plan and The Gas Service Company Union Employees' Savings Plan were merged into the Plan. The Plan was renamed the Western Resources, Inc. Employees' 401(k) Savings Plan. With this change, the Plan now covers all eligible Company employees with the exception of KG&E employees on March 31, 1992, who continue to be covered under the Kansas Gas and Electric Company 401(k) Plan.

     Employees are eligible to participate after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Participants are allowed to make tax deferred contributions of between 1% and 10% of earnings subject to certain Internal Revenue Code limits. These contributions effectively reduce a participant's earnings because they are withheld from earnings on a pre-tax basis. In addition to or instead of pre-tax cash contributions, participants may elect to make after-tax contributions of between 1% and 6% of earnings. Cash contributions up to the first 6% of a participant's earnings are matched 50% by the Company. The Plan allows rollover contributions into the Plan.

     Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdraws money from after-tax and/or Company match accounts.

     Participants are fully vested in their contributions and earnings thereon. Company matching contributions become fully vested afterthree years. Once a participant retires under The Kansas Power and Light Company Retirement Plan, all contributions become fully vested.

     (c) Investment Funds--Participants may elect to have their contributions and the Company's matching contributions invested in the funds listed below, excluding the Loan Fund. Allocations between the funds must be made in 10% increments. Participants may also elect once per quarter to transfer their interests between funds.

     The GIC Fund is invested entirely in the Western Resources, Inc. Investment Contract Fund, a fund which invests in investment contracts issued by insurance companies that are viewed by Vanguard Fiduciary Trust Company as being financially sound and are highly rated by the major credit agencies. Principal of investments in the Fund, and interest thereon, are obligations of the insurance companies. Neither Vanguard nor the Company guarantees either principal or interest in such investments.

     Windsor Fund is invested entirely in the Vanguard/Windsor Fund, a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

     Money Market Fund is invested entirely in the Vanguard Money Market Trust - Prime Portfolio, a money market fund invested in commercial paper and certificates of deposit.

     Company Stock Fund, established October 1, 1988, with assets transferred from The Kansas Power and Light Company Tax Reduction Act Stock Ownership Plan (TRASOP) and Employee Stock Ownership Plan of The Gas Service Company (ESOP) upon termination is invested primarily in the Company's common stock. Dividends from stock held in the fund are used to purchase additional shares of Company stock.

     Loan Fund, established January 1, 1989, is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

     All five funds are managed by the Plan's trustee, Vanguard Fiduciary Trust Company. The investments in GIC Fund and Money Market Fund are stated at cost plus accrued interest, which approximates market. Investments in Windsor Fund and Company Stock Fund are stated at quoted market values. Investments in Loan Fund are stated at face value.

     (d) Loans to Participants--In accordance with Plan provisions participants are permitted to borrow a specified portion of the vested balances in their individual accounts. Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee. Loans are evidenced by promissory notes payable to the Plan and are listed as Fund E on the 1993 and 1992 statements.

     (e) Income Taxes--The Plan obtained its latest determination letter on January 25, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated and amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

     (f) Plan Termination--The Company is free to terminate the Plan at any time. Upon termination, all contributions become fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

     Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or his beneficiaries in accordance with Plan terms.

     (b) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of investment income, realized and unrealized changes in investment market value and Plan expenses are made when such amounts are earned or incurred.

     Forfeitures arise when participants leave the Plan before the Company contributions become fully vested. Forfeitures are used to reduce future Company matching contributions.

     (c) Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

     (d) Reclassification--Certain reclassifications have been made to conform the 1992 presentation with the 1993 presentation.

(3) ASSET TRANSFERS:

The accounts of participants who change employment status and new employees with assets in previous employers' qualified plans are transferred into the Plan in accordance with Plan provisions.

(4) AMOUNTS DUE TO WITHDRAWING PARTICIPANTS:

As of December 30, 1993 and 1992, amounts due to withdrawing participants were $66,631 and $0, respectively.

(5) INVESTMENTS:

The following investment represent over 5% of net assets available for benefits at December 30, 1993 and/or 1992:

                                           1993               1992

     Continental National Assurance,
       investment contract #12586,
       general account                  $11,966,782        $         -
     Metropolitan Life Insurance
       Company, investment contract
       #14403, general account           16,309,788                  -
     Provident National Assurance
       Company, investment contract
       #027-04879, general account        8,252,776                  -
     Prudential Insurance Company of
       America, investment contract
       #7168, general account            13,002,482                  -
     Vanguard Windsor Funds, Inc.
       Vanguard/Windsor Fund             42,674,607         17,447,334
     Western Resources, Inc.
       Common Stock                      36,447,758         12,866,884


(6) SUBSEQUENT EVENTS:

Effective January 1, 1994, for purposes of determining pretax and aftertax contributions, earnings will consist of compensation including overtime, bonuses and commissions for all non-union participants and those covered under a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers Local No. 304.

Effective January 1, 1994, participants may transfer their interests between funds on any business day during the Plan year.

Effective January 1, 1994, participants may have up to three loans outstanding at any time provided not more than one loan is for non-educational purposes.

Effective January 1, 1994, three additional fund options have been added to the Plan. The options include a Balanced Fund, a Growth Fund, and an Equity
Index Fund.   The Vanguard Wellington Fund (Balanced Fund) invests in a
diversified portfolio of common stocks and bonds. The objectives of the fund include the conservation of principal, a reasonable income return and capital appreciation with lower than average risk. The Vanguard Primecap Fund (Growth
Fund) seeks to provide long-term growth of capital by investing principally in common stocks. The Vanguard Index Trust - 500 Portfolio (Equity Index Fund) is designed as an "index" fund and investing in common stocks in order to match the performance of the S & P 500 market index.

On January 31, 1994, the Company sold substantially all of its Missouri natural gas distribution properties and operations to Southern Union Company (Southern Union). Approximately 20 percent of eligible employees were affected. The Plan vested all affected participants in the value of their accounts effective January 31, 1994. Participants had several options which included 1) taking a distribution, 2) leaving funds in the plan until a future distribution date (for participants whose account balance exceeds $3,500), 3) making a qualified rollover into the Southern Union 401(k) Plan, or 4) making a qualified rollover into an individual retirement account.

(7) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail for 1993 and 1992.




                                                       EIN:  48-0290150
                                                       PIN:  004



                                                      Year Ended December 31, 1993
                                                    Money      Company
                              GIC       Windsor     Market      Stock       Loan
                              Fund       Fund        Fund       Fund        Fund       Other       Total
ADDITIONS
Investment Income:
  Net appreciation in fair
    value of investment   $         - $   421,359 $        - $   129,642 $        - $        - $    551,001
  Interest                  1,997,848           -     84,072       3,617    272,885    381,803    2,740,225
  Dividends                         -   3,292,694          -     621,869          -    503,693    4,418,256
                            1,997,848   3,714,053     84,072     755,128    272,885    885,496    7,709,482

Contributions:
  Participant               2,379,237   2,090,343    302,907     393,924          -    159,784    5,326,195
  Employer                    877,453     702,724    109,975     139,756          -     50,229    1,880,137
                            3,256,690   2,793,067    412,882     533,680          -    210,013    7,206,332

    Total additions         5,254,538   6,507,120    496,954   1,288,808    272,885  1,095,509   14,915,814

DEDUCTIONS

Benefits paid                (996,592)   (522,414)  (140,114)   (448,088)         -          -   (2,107,208)
Other                               -      (2,981)      (900)          -          -          -       (3,881)
Forfeitures                    (1,966)     (3,335)        (8)     (5,825)         -     (1,596)     (12,730)

  Total deductions           (998,558)   (528,730)  (141,022)   (453,913)         -     (1,596)  (2,123,819)

Net increase prior to
  interfund transfers       4,255,980   5,978,390    355,932     834,895    272,885  1,093,913   12,791,995

TRANSFERS

Interfund Transfers          (738,044)   (219,910)   (47,107)    854,992    150,069          -            -
Transfers from other
  plans                    33,306,026  19,383,154  2,692,023  21,790,731  5,215,895          -   82,387,829

  Total transfers          32,567,982  19,163,244  2,644,916  22,645,723  5,365,964          -   82,387,829

  Net increase             36,823,962  25,151,634  3,000,848  23,480,618  5,638,849  1,093,913   95,179,824

Net assets available for
  benefits:
    Beginning of year      26,034,525  17,447,374  2,778,081  12,917,224  2,801,413    585,627   62,574,244

    End of year           $62,858,487 $42,589,008 $5,788,929 $36,397,842 $8,440,262 $1,679,540 $157,754,068















                                                       EIN:  48-0290150
                                                       PIN:  004



                                                      Year Ended December 31, 1992
                                                     Money     Company
                              GIC       Windsor      Market     Stock       Loan
                              Fund       Fund         Fund      Fund        Fund       Other      Total
ADDITIONS
Investment Income:
  Net appreciation in fair
    value of investment   $         - $ 1,207,125 $        - $ 1,438,262 $        - $        - $  2,645,387
  Interest                  1,728,679           -    104,869       2,536    188,614    178,194    2,202,892
  Dividends                         -   1,095,641          -     561,696          -    191,622    1,848,959
                            1,728,679   2,302,766    104,869   2,002,494    188,614    369,816    6,697,238

Contributions:
  Participant               1,946,519   1,404,550    230,578     131,381          -    157,077    3,870,105
  Employer                    712,179     505,043     84,783      47,476          -     58,740    1,408,221
                            2,658,698   1,909,593    315,361     178,857          -    215,817    5,278,326

    Total additions         4,387,377   4,212,359    420,230   2,181,351    188,614    585,633   11,975,564

DEDUCTIONS

Benefits paid              (3,328,362) (1,083,712)  (546,057) (1,136,988)         -          -   (6,095,119)
Other                               -      (1,320)      (520)          -          -          -       (1,840)
Forfeitures                    (2,174)     (1,141)    (1,062)     (1,830)         -         (6)      (6,213)

  Total deductions         (3,330,536) (1,086,173)  (547,639) (1,138,818)         -         (6)  (6,103,172)

Net increase prior to
  interfund transfers       1,056,841   3,126,186   (127,409)  1,042,533    188,614    585,627    5,872,392

TRANSFERS

Interfund Transfers          (227,874)    633,936   (678,848)     (4,196)   276,982          -            -
Transfers from other
  plans                       414,823     550,429    110,467     492,515     63,143          -    1,631,377

  Total transfers             186,949   1,184,365   (568,381)    488,319    340,125          -    1,631,377

  Net increase              1,243,790   4,310,551   (695,790)  1,530,852    528,739    585,627    7,503,769

Net assets available for
  benefits:
    Beginning of year      24,790,735  13,136,823  3,483,871  11,386,372  2,272,674          -   55,070,475

    End of year           $26,034,525 $17,447,374 $2,788,081 $12,917,224 $2,801,413 $  585,627 $ 62,574,244
















                                                       EIN:  48-0290150
                                                       PIN:  004

                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN


      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           DECEMBER 30, 1993

                                           Number
       Issuer                             of Units       Cost        Market

Connecticut General Life Insurance
  Company, investment contract #25137,
  general account                         6,825,200  $ 6,825,200  $ 6,825,200
Continental National Assurance,
  investment contract #12586,
  general account                        11,966,782   11,966,782   11,966,782
Metropolitan Life Insurance Company,
  investment contract #14403,
  general account                        16,309,788   16,309,788   16,309,788
Provident National Assurance Company,
  investment contract #027-04879,
  general account                         8,252,767    8,252,776    8,252,776
Prudential Insurance Company of America,
  investment contract #7168,
  general account                        13,002,482   13,002,482   13,002,482
State Mutual Assurance Company,
  investment contract #91877A,
  general account                         6,763,409    6,763,409    6,763,409

*Vanguard Windsor Funds, Inc.
  Vanguard/Windsor Fund                   3,063,504   42,429,272   42,674,607

*Vanguard Money Reserves, Inc.,
  Prime Portfolio                         6,000,582    6,000,582    6,000,582

*Western Resources, Inc.
  Common Stock                            1,045,097   33,721,647   36,447,758

Participant Loans, at interest
  rates ranging from 5.7% to 10.0%                             -    8,455,265

     Total Investments                              $145,271,938 $156,698,649


* Investment with party-in-interest to the Plan.

                                                       EIN:  48-0290150
                                                       PIN:  004
                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN

       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                           DECEMBER 30, 1993
                                               Amount Received      Unpaid
                                 Original      During Reporting     Balance
                                  Amount             Year           at End        Amount Overdue
Identity and Address of          of Loan     Principal   Interest   of Year    Principal   Interest
Jones, Joe B.                   $ 6,000.00   $    0.00   $   0.00  $ 2,377.00  $2,148.91   $ 163.92
620 S. Sante Fe
Bartlesville, OK  74003
###-##-####

Detailed Description of Loan - General purpose loan; dated 1/20/89; 8.03% interest rate; 120 successive semi-monthly installments.

Action to be Taken - The loan was defaulted 3/8/94 and will be treated as a 1994 distribution to the participant.

Hood, Susan K.                    2,500.00        0.00       0.00       46.08      46.08       0.00
6562 West 92nd, #149
Overland Park, KS  66212
###-##-####

Detailed Description of Loan - General purpose loan; dated 4/1/88; 8.91% interest rate; 96 successive semi-
monthly installments.

Action to be Taken - The loan was paid off 2/28/94.

Clennan, Zona I.                 25,000.00        0.00       0.00   16,824.75   8,464.35   2,110.05
4116-1 Emland Dr.
Topeka, KS  66606
###-##-####

Detailed Description of Loan - General purpose loan; dated 5/17/90; 9.8% interest rate; 120 successive semi-
monthly installments.

Action to be Taken - The loan was defaulted 3/8/94 and will be treated as a 1994 distribution to the participant.

Smart, Earl E.                   18,300.00        0.00       0.00    9,637.31   6,057.72     876.83
6216 Swoop Parkway
Kansas City, MO  64130
###-##-####

Detailed Description of Loan - General purpose loan; dated 10/1/89; 8.03% interest rate; 120 successive semi-monthly installments.

Action to be Taken - The loan was defaulted 3/8/94 and will be treated as a 1994 distribution to the participant.

Ussery, John R.                   9,000.00        0.00       0.00    1,456.56   1,442.37      48.59
6213 Mullen Rd.
Shawnee, KS  66216
###-##-####

Detailed Description of Loan - General purpose loan; dated 3/22/88; 8.91% interest rate; 120 successive semi-monthly installments.

Action to be Taken - The loan was defaulted 2/9/94 and will be treated as a 1994 distribution to the participant.

                                                       EIN:  48-0290150
                                                       PIN:  004
                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN

       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                           DECEMBER 30, 1993
                                               Amount Received      Unpaid
                                 Original      During Reporting     Balance
                                  Amount             Year           at End        Amount Overdue
Identity and Address of          of Loan     Principal   Interest   of Year    Principal   Interest
Kelly, Marion I.                $ 3,000.00   $    0.00   $   0.00  $ 1,137.03  $1,137.03   $  57.38
711 South 7th St.
Atchinson, KS  66602
###-##-####

Detailed Description of Loan - General purpose loan; dated 9/20/90; 9.6% interest rate; 60 successive semi-
monthly installments.

Action to be Taken - The loan will be defaulted in 1994 and will be treated as a 1994 distribution to the participant.

Denny, William E. Jr.             7,200.00        0.00       0.00    1,705.51   1,566.50      73.83
1109 N. 11th
Leavenworth, KS  66048
###-##-####

Detailed Description of Loan - General purpose loan; dated 10/20/88; 8.91% interest rate; 120 successive semi-monthly installments.

Action to be Taken - The loan was defaulted 2/9/94 and will be treated as a 1994 distribution to the participant.

Winter, Michael J.                2,500.00        0.00       0.00    2,053.25   1,756.73     281.96
RR 1, Box 403
Perry, KS  66073
###-##-####

Detailed Description of Loan - General purpose loan; dated 11/20/90; 9.4% interest rate; 82 successive semi-
monthly installments.

Action to be Taken - The loan will be defaulted in 1994 and will be treated as a 1994 distribution to the participant.

Sumner, Raymond E.               11,000.00      157.80      63.67    9,765.36   2,318.48     782.10
Route #2, Box 168M
Lincoln, MO  65338
###-##-####

Detailed Description of Loan - General purpose loan; dated 3/1/92; 7.7% interest rate; 120 successive semi-
monthly installments.

Action to be Taken - The loan was defaulted 2/9/94 and will be treated as a 1994 distribution to the participant.

Sales, Kenneth R.                 9,000.00        0.00       0.00    5,776.39   3,734.63     648.25
RR 1, Box 366
St. Mary's, KS  66536
###-##-####

Detailed Description of Loan - General purpose loan; dated 10/89; 8.03% interest rate; 120 successive semi-
monthly installments.

Action to be Taken - The loan will be defaulted in 1994 and will be treated as a 1994 distribution to the participant.

                                                       EIN:  48-0290150
                                                       PIN:  004
                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN

       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                           DECEMBER 30, 1993
                                               Amount Received      Unpaid
                                 Original      During Reporting     Balance
                                  Amount             Year           at End        Amount Overdue
Identity and Address of          of Loan     Principal   Interest   of Year    Principal   Interest
Kraisinger, Gerald L.           $10,000.00   $  731.20   $ 275.50  $ 8,146.46  $1,376.55   $ 435.51
2233 Hagman
Salina, KS  67401
###-##-####

Detailed Description of Loan - General purpose loan; dated 3/1/92; 7.7% interest rate; 120 successive semi-
monthly installments.

Action to be Taken - The loan was defaulted 2/9/94 and will be treated as a 1994 distribution to the participant.

Williams, L. Beverlee             1,000.00        0.00       0.00      837.11     837.11      21.24
2653 Iva
Wichita, KS  67220
###-##-####

Detailed Description of Loan - General purpose loan; dated 6/17/92; 5.5% interest rate; 24 successive semi-
monthly installments.

Action to be Taken - The loan will be defaulted in 1994 and treated as a 1994 distribution to the participant.

Keasling, Donald D.               7,000.00        0.00       0.00    5,903.69   2,142.38     714.48
202 E. 19th St.
Hutchinson, KS  67502
###-##-####

Detailed Description of Loan - General purpose loan; dated 5/24/91; 8.7% interest rate; 120 successive semi-
monthly installments.

Action to be Taken - Distribution of 1/94 was reduced by outstanding loan balance.

Bledsoe, Jane E.                  2,000.00        0.00       0.00    1,730.19   1,641.39     113.25
8170 Clare Rd.
Lenexa, KS  66227
###-##-####

Detailed Description of Loan - General purpose loan; dated 1/21/92; 6.9% interest rate; 48 successive semi-
monthly installments.

Action to be Taken - The loan will be defaulted in 1994 and treated as a distribution to the participant.

Fast, Alisa K.                    2,100.00      546.03      57.79    1,512.79     519.65      37.63
3510 Pittman
Independence, MO  64052
###-##-####

Detailed Description of Loan - General purpose loan; dated 11/16/92; 5.9% interest rate; 48 successive semi-
monthly installments.

Action to be Taken - The loan will be defaulted in 1994 and treated as a distribution to the participant.




                                                       EIN:  48-0290150
                                                       PIN:  004


                        WESTERN RESOURCES, INC.

                    EMPLOYEES' 401(K) SAVINGS PLAN


            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                 FOR THE YEAR ENDED DECEMBER 30, 1993

                                 Type of                        Net Gain
         Investment             Transaction Number Dollar Value  (Loss)
                                                        (1)

Metropolitan Life Insurance,     Purchases    110   $17,707,071 $   -
  Group Annuity Contract #14403  Sales         48       775,669     -

The Travelors, Group Annuity     Purchases     12       302,535     -
  Contract #15247                Sales         18     8,111,676     -

Western Resources, Inc.          Purchases    116     2,611,184     -
  Stock Fund                     Sales         83       854,803   95,472

Vanguard Windsor Fund, Inc.,     Purchases    143     8,239,108      -
  Vanguard/Windsor Fund          Sales        121     2,873,271  243,893

Vanguard Money Reserves, Inc.,   Purchases    113     1,277,343      -
  Prime Portfolio                Sales         83       974,866      -



(1) Amount shown in this column is cost of purchases or proceeds from sales.

                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTERN RESOURCES, INC.
                                            EMPLOYEES' 401(K) SAVINGS PLAN

By:

       Signature                Title                    Date


S. L. Kitchen                  Chairman              June 27, 1994



Ira W. McKee, Jr.              Member                June 27, 1994



John K. Rosenberg              Member                June 27, 1994



William B. Moore               Member                June 27, 1994



Fred M. Bryan                  Member                June 27, 1994

                             EXHIBIT INDEX

All exhibits marked "I" under the page column are incorporated herein by reference.

Exhibit
Number                     Description of Documents                   Page

  23 Consent of Independent Public Accountants (filed electronically)

  99           Summary Plan Description for The Kansas Power and        I
               Light Company Employees' Savings Plan.  (filed as
               Exhibit 28(a) to Registration Statement No.
               33-23022)